1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

February 27, 2024

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Rosenberg, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”)

(File No. 333-104972; 811-21339)

Dear Mr. Rosenberg:

Thank you for your telephonic comments regarding the Fund’s registration statements on Form N-1A relating to certain changes to the Tax-Exempt Portfolio, the addition of the Select Class of the Tax-Exempt Portfolio, the addition of the Impact Class of the Treasury Securities Portfolio and the addition of the Impact Partner Class of the Money Market Portfolio, Prime Portfolio, Government Portfolio and Treasury Securities Portfolio, each filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 29, 2023, and the Fund’s registration statement on Form N-1A relating to the addition of the Advisor Class of the Money Market Portfolio, Tax-Exempt Portfolio, Government Portfolio and Treasury Portfolio, filed with the SEC on January 23, 2024. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendments No. 50, 51 and 52 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or before February 28, 2024 and/or March 22, 2024.

Comment 1.	Please refer to the Differential Advisory Fee Waivers SEC staff guidance that was issued on February 2, 2023 (the “Differential Advisory Fee Waivers Guidance”). Specifically, the SEC staff notes that advisory fees charged to shareholders of all classes of a mutual fund should generally be the same percentage amount. Differential advisory fee waivers that are long-term or permanent, or effectively long-term or permanent, and are not substantiated with a clearly defined temporal purpose, could, in the SEC staff’s view, present a means for cross-subsidization between classes in contravention of Rule 18f-3.

Response 1.           The Fund acknowledges the Differential Advisory Fee Waivers Guidance.

Comment 2.	The section of each prospectus titled “Fund Summary—Money Market Portfolio—Principal Risks—U.S. Government Securities,” “Fund Summary—Government Portfolio—Principal Risks—U.S. Government Securities” and “Fund Summary—Prime Portfolio—Principal Risks—U.S. Government Securities” states that “reduced participation in the repurchase agreement market by the Federal Reserve Bank of New York may affect the Fund’s investment strategies, operations and/or return potential.” Please consider adding disclosure explaining how reduced participation in the repurchase agreement market by the Federal Reserve Bank of New York may affect the Fund’s investment strategies, operations and/or return potential.

Response 2.           The Fund respectfully acknowledges the comment; however, the Fund believes that the Portfolios’ current disclosure is appropriate.

Comment 3.	Please supplementally inform the SEC staff how the changes to the rules that govern money market funds adopted by the SEC in July 2023 (“MMF Reform”) may affect a Portfolio’s investment strategies, performance, yield and operating expenses to such a degree that the Portfolio would no longer be viable.

Response 3.           The Fund respectfully acknowledges the comment. Because certain aspects of the MMF Reform have not yet been fully implemented, the Fund does not yet fully know how such changes may impact a Portfolio’s continued viability. In addition, the Fund does not know whether investors will continue to invest in a Portfolio after the MMF Reform is fully implemented to the same degree as they have to date. As a result, the Fund believes it is prudent to inform shareholders of the potential risk that the MMF Reform may not operate as intended and may have a negative impact on a Portfolio, including with respect to the Portfolio’s continued viability.

Comment 4.	Responses to Item 5 of Form N-1A are limited to providing the name and address of the adviser, a description of the adviser’s experience and the advisory services that the adviser provides, and the compensation of the adviser. Accordingly, please move the disclosure regarding charitable contributions to your response to Item 10, or otherwise explain how it is appropriate to be included in response to Item 5.

Response 4.          The Fund respectfully acknowledges the comment; however, the Fund believes that the disclosure regarding the Adviser’s charitable contribution contained in the section of each Impact Class and Impact Partner Class prospectus titled “Fund Summary—Prime Portfolio—Fund Management,” “Fund Summary—Government Portfolio—Fund Management” and “Fund Summary—Treasury Securities Portfolio—Fund Management” provides important information to shareholders regarding the Impact Class and Impact Partner Class shares of each Portfolio.

Comment 5.	Please supplementally confirm whether the contribution amounts described in the section of the Portfolios’ prospectus entitled “Fund Management—Advisory Fees” will be disclosed in the Fund’s annual report.

Response 5.           The contribution amounts described in the section of the Impact Class and Impact Partner Class prospectus titled “Fund Management—Advisory Fees” will be disclosed on the Fund’s website.

Comment 6.	Please supplementally confirm that the Adviser will not directly or indirectly pass any costs of its contributions through to the Portfolio.

Response 6.           The Fund hereby confirms that no costs associated with the Adviser’s contributions will be passed through to the Portfolios.

Comment 7.	Please disclose whether the Adviser or any affiliated persons of the Adviser have a material relationship with the charitable organizations selected to receive contributions.

Response 7.           The Fund hereby confirms that neither the Adviser nor any affiliated persons of the Adviser will sit on the board of the charitable organizations selected to receive contributions.

Comment 8.	The section of each prospectus titled “Fund Summary—Government Portfolio—Principal Investment Strategies” states that “[t]he Fund has adopted a policy to invest exclusively in obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities and in repurchase agreements collateralized by such securities in order to qualify as a “government money market fund” under federal regulations.” (emphasis added.) The same section of each prospectus also states that “the Fund has adopted a policy that provides, under normal circumstances, at least 80% of the Fund’s assets will be invested in obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities and in repurchase agreements collateralized by such securities.” Please update the disclosure to remove these contradictory statements or explain the discrepancy between these two statements.

Response 8.          The Fund respectfully acknowledges the comment; however, the Fund believes that the Portfolio’s current disclosure is appropriate. Although the Portfolio’s principal investment strategies state that the Portfolio will invest both “exclusively” and “at least 80%” of its assets in U.S. Government and its agencies and instrumentalities and in repurchase agreements collateralized by such securities, this disclosure is not contradictory. The Fund respectfully notes that the Portfolio adopted its 80% investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 in response to a prior SEC staff comment.

Comment 9.	The section of each prospectus titled “Fund Summary—Treasury Securities Portfolio—Principal Investment Strategies” states that the “Fund has adopted a policy to invest exclusively in U.S. Treasury obligations, which are backed by the full faith and credit of the United States, in order to qualify as a ‘government money market fund’ under federal regulations.” (emphasis added.) The Fund does not have to invest exclusively in U.S. Treasury obligations in order to qualify as a government money market fund. Accordingly, please consider changing the sentence to read: “The Fund has adopted a policy to invest exclusively in U.S. Treasury obligations, which are backed by the full faith and credit of the United States, and, accordingly, qualifies as a ‘government money market fund’ under federal regulations.”

Response 9.          The disclosure has been revised accordingly.

Comment 10.	The section of the Impact Class and Impact Partner Class prospectus titled “Additional Information About Fund Investment Strategies and Related Risks—Liquidity” states that “[a] Fund may make investments that are illiquid or restricted[.]” Please clarify whether this statement is only applicable to the Prime Portfolio.

Response 10.          The Fund respectfully acknowledges the comment; however, the Fund believes that the Portfolios’ current disclosure is appropriate.

Comment 11.	Please consider revising the following sentence in the section of the Impact Class and Impact Partner Class prospectus titled “Additional Information About Fund Investment Strategies and Related Risks—U.S. Government Securities” to clarify that it is not applicable to the Treasury Securities Portfolio: “In addition, a Fund may purchase securities issued or guaranteed by agencies and instrumentalities of the U.S. Government which are backed by the full faith and credit of the United States.”

Response 11.          The disclosure has been revised accordingly.

Comment 12.	The section of the Impact Class and Impact Partner class prospectus titled “Additional Information About Fund Investment Strategies and Related Risks—Fixed-Income Securities” states that “a type of fixed-income securities in which the Fund may invest are corporate debt obligations.” Please consider clarifying which Portfolio this example is applicable to.

Response 12.          The disclosure has been revised accordingly.

Comment 13.	In the section of the Advisory Class prospectus titled “Fund Summary—Tax-Exempt Portfolio—Principal Risks—Liquidity,” please clarify that the Portfolio’s illiquid investments are limited to 5% of its total assets.

Response 13.          The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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